EFT Holdings, Inc.

Suite 300

17800 Castleton Street

City of Industry, CA 91748

March 28, 2013

Jennifer Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	EFT Holdings, Inc. Form 10-K for the year ended March 31, 2012 Filed August 14, 2012 Form 10-Q for the period ended December 31, 2012 Filed February 11, 2013 File No. 000-53730

Dear Ms. Thompson,

On behalf of EFT Holdings, Inc. (“EFT” or the “Company”), I hereby submit the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) set forth in the Staff’s letter dated March 14, 2013 with respect to the Company’s Annual Report on Form 10-K, as filed with the SEC on August 14, 2012 (the “2012 Form10-K”), and Quarterly Report on Form 10-Q, as filed with the SEC on February 11, 2013.

The Company hereby confirms that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, the Staff’s comments are included and are followed by the responses of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-Q for the Period Ended December 31, 2012

Financial Statements for the Period Ended December 31, 2012

Note 1 – Organization, page 9

1.	We note your discussion of your beverage segment which derives revenue and expense from the bottled water factory in Baiquan, Heilongjiang Province, China. We have the following comments:

•	Please tell us where in your balance sheet this bottled water factory is recorded. Please clarify this to your investors in your upcoming Form 10-K.

EFT’s Response

The Company’s subsidiary located in Baiquan, Heilongjiang Province, the People’s Republic of China, which owns the bottled water factory (the “Water Factory”), is a wholly owned subsidiary of the Company. As such, its financial results were included in the Company’s consolidated financial statements for the periods referenced above.

The Water Factory was under construction from 2009 through 2012, and was recorded during that time as “construction in progress” under the balance sheet item “property and equipment” of the Company’s consolidated financial statements. Upon completion in March 2012, the value of the Water Factory was accounted for as a fixed asset and, as such, began to depreciate. To date, there has not been any revenue generated by the Water Factory, and the expenses associated with its maintenance are recorded in the consolidated financial statements as part of selling, general and administrative expenses.

The Company confirms that the requested disclosure will be made in its Annual Report on Form 10-K for the fiscal year ended March 31, 2013 (the “2013 Form 10-K”).

•	Please confirm to us that in your upcoming Form 10-K, you will disclose information related to this plant in Item 2. Properties.

EFT’s Response

The Company notes the Staff’s comment and confirms that the requested disclosure will be made in its 2013 Form 10-K.

•	Please tell us if there are any remaining capital commitments related to the construction of this plant. If so, please confirm to us that you will disclose these capital commitments in your upcoming Form 10-K, including in the liquidity section of your MD&A.

EFT’s Response

As construction of the Water Factory has been completed and all manufacturing equipment for it was purchased in 2011, there are no remaining capital commitments related to the Water Factory.

The Company confirms that the requested disclosure will be made in its 2013 Form 10-K.

•	In your upcoming Form 10-K, please provide a discussion within MD&A explaining the basis for your belief that the factory will begin production in the second calendar quarter. Your discussion should clarify whether the factory is fully built, whether all manufacturing equipment has been purchased, whether all employees and managers have been hired, and other steps necessary to make the factory operational. To the extent that any of these steps has not been completed at March 31, 2013, please disclose the expected timing for completing each such step to support your conclusion that the factory can begin production during the second calendar quarter.

EFT’s Response

The Company notes the Staff’s comment and confirms that the requested disclosure will be made in its 2013 Form 10-K.

Note 6 – Property and Equipment, page 11

2.	We note that you have transportation equipment with a gross balance of $11,611,785 at December 31, 2012. We have the following comments:

•	We assume that this item within your property and equipment represents the OceanLaLa. Please confirm our assumption, or if our assumption is incorrect, explain to us in detail what this transportation equipment represents.

EFT’s Response

The Staff is correct, as the transportation equipment item in the Company’s consolidated financial statements represents the vessel OceanLaLa (the “OceanLaLa”).

•	If our assumption is correct that this represents the OceanLaLa, please tell us the net balance, i.e. net of accumulated depreciation, for the OceanLaLa. Also explain in detail how you determined that the fair value of the OceanLaLa exceeds this net balance such that no further impairment is necessary. We note that the OceanLaLa was taken out of service in August 2010 and you recorded a partial impairment at that time, but it is unclear to us whether the inactive vessel warrants further impairment.

EFT’s Response

The $11,611,785 reflected in the transportation equipment item of the Company’s consolidated financial statements at December 31, 2012 represents the original cost of the OceanLaLa ($17,011,785), less impairment losses of $5,400,000 recorded in fiscal year 2010 and accumulated depreciation of $5,991,653. The net balance as of December 31, 2012 was $5,620,132.

Since August 2010, the OceanLaLa has remained in dry dock and its damages have not been repaired. As such, professional valuations of the OceanLaLa have been difficult to obtain. Therefore, alternative methods have been utilized. The Company searched ship broker information to get a market price for a similar (i.e., those with similar size and capacity) but fully functional vessel, since the Company could not find a similar vessel with the exact damages as the OceanLaLa. The market value of the OceanLaLa was then calculated by subtracting the quoted repair estimate for the OceanLaLa from the market value of such similar vessel. In addition, in June 2012, the Company received an offer from an independent third party to purchase the OceanLaLa. Both the adjusted market value described above and the offer to purchase the OceanLaLa exceeded the net balance on the Company’s balance sheet. Based on the above analysis, the Company concluded that no further impairment was required at that time.

•	In your upcoming Form 10-K, if you continue to show a balance within property and equipment for the OceanLaLa, please disclose in an appropriate location within your filing an explanation of how you determined that the fair value of the OceanLaLa exceeds its net balance on your books such that no further impairment is necessary.

EFT’s Response

The Company notes the Staff’s comment and confirms that the requested disclosure will be made in its 2013 Form 10-K.

Note 8 – Investment in Developments in Progress, page 12

3.	We note your disclosure that you suspended payments to Meifu and TransGlobe for the building in Taiwan. We further note that you have received letters from Meifu and TransGlobe terminating the contracts with you and purporting forfeitures of your deposits. We also note that you initiated a lawsuit against Meifu and TransGlobe to recover your investment. Please tell us how you considered whether the $20.8 million investment in developments in progress was impaired as of December 31, 2012. If you continue to reflect an asset for this investment in your March 31, 2013 financial statements, please disclose in an appropriate location within your upcoming Form 10-K how you reached the conclusion that this asset was not impaired at the balance sheet date.

EFT’s Response

The Company has been advised by its attorneys in this matter that it should be able to recover all of its deposited funds from both Meifu Development Co., Ltd. (“Meifu”) and Life Insurance Inc. (“TransGlobe”) and, accordingly, it does not believe that its investment was impaired as of December 31, 2012. The Company has alleged that there was fraud and misrepresentation by Meifu and Transglobe during the course of the Company’s transactions with those companies, and has filed a statement of complaint with the local prosecutor’s office in Taiwan. These allegations are currently under investigation by such local prosecutor’s office.

The Company confirms that the requested disclosure will be made in its 2013 Form 10-K.

Please contact me at (626) 581-3335 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,
EFT Holdings, Inc.
By:	/s/ William E. Sluss
William E. Sluss
Chief Financial Officer